03 OCT 21 AM 7:21

**ALLGREEN PROPERTIES LIMITED**

03032777

File No. 82-4959

Date: 09 OCT 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Dear Sirs

**ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")**

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 10/27

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax 738 3800 [illegible]

File No. 82-4959

MASNET No. 18 OF 09.10.2003
Announcement No. 18

**ALLGREEN PROPERTIES LIMITED**

## Notice Of Changes In Director's Shareholding

| | |
|---|---|
| **Name of director:** | Goh Soo Siah |
| **Date of notice to company:** | 09/10/2003 |
| **Date of change of shareholding:** | 09/10/2003 |
| **Name of registered holder:** | Goh Soo Siah |
| **Circumstance(s) giving rise to the interest:** | Sales in open market at own discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 200,000 |
| **% of issued share capital:** | 0.02 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | 200,000 at S$1.10 |
| **No. of shares held before the transaction:** | 2,311,538 |
| **% of issued share capital:** | 0.22 |
| **No. of shares held after the transaction:** | 2,111,538 |
| **% of issued share capital:** | 0.2 |

**Holdings of Director, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,515,734 | 2,311,538 |
| **% of issued share capital:** | 0.14 | 0.22 |
| **No. of shares held after the transaction:** | 1,515,734 | 2,111,538 |
| **% of issued share capital:** | 0.14 | 0.2 |
| **Total shares:** | 1,515,734 | 2,111,538 |

Submitted by Ms Isoo Tan, Company Secretary on 09/10/2003 to the SGX

File No. 82-4959

MASNET No. 20 OF 09.10.2003
Announcement No. 20

**ALLGREEN PROPERTIES LIMITED**

## Notice Of Changes In Substantial Shareholder's Deemed Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Kerry Group Limited |
| **Date of notice to company:** | 08/10/2003 |
| **Date of change of deemed interest:** | 06/10/2003 |
| **Name of registered holder:** | CDP: Noblespirit Corporation (see Note 1)<br>CDP: Jaytech Limited (see Note 1)<br>CDP: Kerry Holdings Limited (see Note 1)<br>CDP: Comfort Assets Limited (see Note 1)<br>CDP: Shangri-La Hotel Limited (see Note 1) |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed interest - Sale of shares by Shangri-La Hotel Limited (see Note 2) |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 10,720,000 |
| **% of issued share capital:** | 1.02 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | 260,000 @ S$1.01<br>640,000 @ S$1.02<br>200,000 @ S$1.03<br>200,000 @ S$1.01<br>649,000 @ S$1.02<br>400,000 @ S$1.01<br>20,000 @ S$1.01<br>550,000 @ S$1.01<br>700,000 @ S$1.01<br>320,000 @ S$1.01<br>991,000 @ S$1.02<br>259,000 @ S$1.03<br>1,500,000 @ S$1.01<br>90,000 @ S$1.03<br>20,000 @ S$1.04<br>700,000 @ S$1.03<br>221,000 @ S$1.04<br>400,000 @ S$1.05<br>700,000 @ S$1.07<br>1,200,000 @ S$1.08<br>700,000 @ S$1.09 |
| **No. of shares held before the transaction:** | 241,284,210 |
| **% of issued share capital:** | 22.98 |
| **No. of shares held after the transaction:** | 230,564,210 |
| **% of issued share capital:** | 21.96 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 241,284,210 | 0 |
| **% of issued share capital:** | 22.98 | 0 |
| **No. of shares held after the transaction:** | 230,564,210 | 0 |

| | | |
|---|---|---|
| **% of issued share capital:** | 21.96 | 0 |
| **Total shares:** | 230,564,210 | 0 |

Note 1:
Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Note 2:
Change in percentage level from 22.98% to 21.96% resulting from a series of transactions on 21, 22, 25, 26 August, 23, 24, 25, 30 September, 2, 3 and 6 October 2003.

Submitted by Ms Isoo Tan, Company Secretary on 09/10/2003 to the SGX